UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2026

Commission File Number: 001-42183

QMMM Holdings Ltd.

(Registrant’s Name)

Workshop 9, 11/F., Kodak House II, 39 Healthy Street East, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Nasdaq Delisting Notice And Company Appeal

On June 17, 2026, QMMM Holdings Ltd. (the “Company”) received a Staff Delisting Determination (the “Staff Determination”) from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”), Nasdaq has determined to delist the Company’s securities pursuant to its discretionary authority contained in Nasdaq Listing Rule IM-5101-4. In addition, Nasdaq asserts that the Company’s delay in filing its Form 20-F for the fiscal year ended September 30, 2025 serves as an independent basis for delisting under Listing Rule 5250(c)(1).

The Company intends to appeal the Staff Determination by filing a request for oral  hearing before the Nasdaq Hearings Panel (the “Panel”) pursuant to Nasdaq Listing Rule 5815. Per Rule 5815(a)(1)(B), a request for a hearing regarding a delinquent filing will only stay the suspension of the Company’s securities for a period of 15 days from the deadline to request a hearing unless the Company specifically requests, and the Hearings Panel grants, a further stay. The current trading halt under Rule 4120(a)(5) with regards to the Company’s securities will remain in place during any automatic stay or further stay granted by the Panel.

Per Listing Rule 5815(a)(5), the Company will submit to the Hearings Panel a written plan of compliance, and request that the Panel grant an exception to the listing standards for a limited time period, as permitted by Rule 5815(c)(1)(A). There can be no assurance, however, that the Panel will approve the Company’s plan to regain compliance and/or grant the requested exception, nor can there be any assurance that such plan will be successful if brought into effect.

The Company furnishes this report on Form 6-K to satisfy its obligation under Listing Rule 5810(b) to make public disclosure of the subject deficiency and of the Staff Determination within four business days thereof.

Forward-Looking Statements

This Form 6-K contains forward-looking statements that involve risks and uncertainties. The risks and uncertainties involved include the Company’s ability to regain compliance with Nasdaq’s rules for continued listing, market conditions, and other risks detailed from time to time in the Company’s periodic reports and other filings with the U.S. Securities and Exchange Commission. You are cautioned not to place undue reliance on forward-looking statements, which are based on the Company’s current expectations and assumptions and speak only as of the date of this Form 6-K. The Company does not intend to revise or update any forward-looking statement in this Form 6-K as a result of new information, future events or otherwise, except as required by law.

Financial Statements and Exhibits

The following exhibits are being filed herewith:

Exhibit No.	Description
99.1	Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QMMM Holdings Ltd.

Date: June 23, 2026	By:	/s/ Bun Kwai
	Name:	Bun Kwai
	Title:	Chief Executive Officer